UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2003

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

        Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated December 25, 2003, announcing receiving of Tax assessment for the years 1999, 2000 and 2001.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: December 25, 2003

Exhibit 99.1

FOR IMMEDIATE RELEASE

25.12.03

CAMTEK CONTACT:

MOSHE AMIT

+972-4-604-8308

+972-4-654-1083 (FAX)

mosheamit@camtek.co.il

CAMTEK LTD. TO CONTEST TAX ASSESSMENTS

MIGDAL HAEMEK, Israel – December 25, 2003 – Camtek Ltd. (NASDAQ: CAMT), announced today that it has received a tax assessment, which it disputes, from the Israeli income tax authorities with respect to the 1999, 2000 and 2001 tax years, pursuant to which the tax authorities assert that Camtek owes tax on its annual revenues in the amounts of $500,000, $4.5 million, and $1.7 million, respectively.

Camtek disputes these assessments on both factual and legal grounds. Camtek is entitled to file an Objection to these assessments before the Tax Assessor, and intends to do so. Any decision by the Tax Assessor with respect to the Objection may in turn be appealed to the District Court.

Camtek believes, based on tax advice it has received, that these assessments will be struck down in their entirety or in majority, and thus does not intend at this time to make any material changes to the amounts of the tax expenses and reserves included in its financial statements.

ABOUT CAMTEK LTD.
Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor packaging and microelectronics industries. Camtek is a public company since 2000, with headquarters in Migdal Ha’Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. This press release is available at www.camtek.co.il